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                          January 25, 2021

       Valerie Palmieri
       President and Chief Executive Officer
       Aspira Women's Health Inc.
       35 Nutmeg Drive Suite 260
       Trumbull, Connecticut 06611

                                                        Re: Aspira Women's
Health Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 20,
2021
                                                            File No. 333-252267

       Dear Ms. Palmieri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Beth E. Berg, Esq.